UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

91851C201
(CUSIP Number)

BRADLEY L. RADOFF
FONDREN MANAGEMENT LP
1177 West Loop South, Suite 1625
Houston, Texas 77027

PAUL A. BELL
GROUP 42, INC.
312 Pearl Pkwy., CIA Building II, Suite 2403
San Antonio, TX 78215
(210) 824-1735

CARMELO M. GORDIAN ANDREWS KURTH LLP 111 Congress Avenue, Suite 1700 Austin, TX 78701 (512) 320-9200	STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Group 42, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Paul A. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON IN

____________________
* The reported securities are held directly by Group 42, Inc.  Mr. Bell is the controlling stockholder, a member of the board of directors, the President and the Chief Executive Officer of Group 42, Inc. and exercises indirect voting and investment control over these securities.  Mr. Bell disclaims beneficial ownership of these shares of the Issuer’s common stock except to the extent of any pecuniary interest therein.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,090,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,090,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,090,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,090,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,090,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,114,305
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,114,305
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,305*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 1,938,905 Shares owned directly.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Pete J. Dickerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Michael Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,613
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,613
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
__________________________
* Consists of common stock granted by the Issuer due to Mr. Keane’s appointment as director.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

__________________________
* Includes 3,000 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 91851C201

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the execution of the Settlement Agreement (as defined in Item 4 below) by certain of the Reporting Persons, the Joint Filing and Solicitation Agreement was immediately terminated pursuant to its terms as of December 22, 2015.  Accordingly, the Reporting Persons shall no longer be members of a Section 13(d) group and Group 42 and Messrs. Bell, Dickerson, Keane and Schechter shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 2,090,400 Shares owned directly by BLR Partners is approximately $4,433,780 including brokerage commissions.  The aggregate purchase price of the 85,000 Shares owned directly by Radoff Foundation is approximately $158,287, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,938,905 Shares directly owned by Mr. Radoff is approximately $4,302,478, including brokerage commissions.

The 2,499,692 Shares purchased by Group 42 were purchased with working capital of Group 42 (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,499,692 Shares beneficially owned by Group 42 is approximately $5,696,705, excluding brokerage commissions.

The 53,000 Shares purchased by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 53,000 Shares beneficially owned by Mr. Schechter, including the 3,000 Shares directly owned by his spouse, is approximately $77,977, excluding brokerage commissions.

The 11,613 Shares owned by Mr. Keane were granted to him by the Issuer due to his appointment as a director.  Since the Shares were granted to Mr. Keane by the Issuer, the aggregate purchase price of the 11,613 Shares beneficially owned by Mr. Keane is $0.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 22, 2015, certain of the Reporting Persons (the “Group 42-BLR Group”) entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer. Pursuant to the Settlement Agreement (i) James B. Jennings and O. Donaldson Chapoton will retire from the Issuer’s Board of Directors (the “Board”) effective upon the execution of the Settlement Agreement, (ii) Michael Keane, a designee of the Group 42-BLR Group will be appointed to the Board effective upon the execution of the Settlement Agreement and will be appointed to each of the Nominating and Corporate Governance Committee and the Compensation Committee, (iii) the Board will nominate an independent, mutually-agreed upon designee (the “Mutual Designee”) for election at the Issuer’s 2016 Annual Meeting, (iv) the roles of Chairman of the Board and Chief Executive Officer shall be separated and Andrew L. Fawthrop shall be the Chairman of the Board and Mr. Keane shall be the Vice Chairman of the Board, (v) until the termination of the Settlement Agreement, the Board agreed to nominate and recommend Mr. Keane (or any replacement designee) and the Mutual Designee for election to the Board at each stockholder meeting at which directors are to be elected and use its reasonable best efforts to cause the election of both designees, (vi) the size of the Board shall be fixed at no more than seven directors until the 2016 Annual Meeting, when it will be expanded to no more than eight directors, (vii) the Issuer agreed to immediately terminate the that certain Rights Agreement entered into by and between the Issuer and Computershare Trust Company, N.A., dated as of September 26, 2015 and (viii) the Issuer agreed to reimburse the expenses of the Group 42-BLR Group associated with its consent solicitation and the negotiation and execution of the Settlement Agreement in an amount not to exceed $350,000.

CUSIP NO. 91851C201

Pursuant to the Settlement Agreement, the Group 42-BLR Group agreed to withdraw their consent solicitation and, until the Settlement Agreement is terminated, vote in favor of (i) the election of each director nominated by the Board, and (ii) in accordance with the Board’s recommendations with respect to any other proposal to be submitted at a meeting of stockholders, unless Institutional Shareholder Services (“ISS”) recommends otherwise, in which case the Group 42-BLR Group may vote in accordance with ISS’ recommendations. In addition, the Group 42-BLR Group agreed to certain customary standstill restrictions, except that Group 42 will be allowed to increase its share ownership up to a total of 6.5% and the BLR Group up to a total of 8.5% of the outstanding Shares.  Under the Settlement Agreement, Mr. Keane (or any replacement designee) shall resign as a director in the event the Group 42-BLR Group fails to maintain beneficial ownership of at least 5% of the outstanding Shares or upon the termination of the Settlement Agreement.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,403,943 Shares outstanding as of November 6, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Consent Revocation Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 4, 2015.

A.	BLR Partners

(a)	As of the close of business on December 24, 2015, BLR Partners beneficially owned 2,090,400 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,090,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,090,400
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 2,090,400 Shares owned by BLR Partners.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,090,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,090,400
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 91851C201

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 2,090,400 Shares owned by BLR Partners.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,090,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,090,400
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 2,090,400 Shares owned by BLR Partners.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,090,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,090,400
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 2,090,400 Shares owned by BLR Partners.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,090,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,090,400
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 91851C201

F.	Radoff Foundation

(a)	As of the close of business on December 24, 2015, Radoff Foundation beneficially owned 85,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the Shares since the last statement on Schedule 13D.

G.	Mr. Radoff

(a)
As of the close of business on December 24, 2015, Mr. Radoff directly owned 1,938,905 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 2,090,400 Shares owned by BLR Partners and (ii) 85,000 Shares owned by Radoff Foundation.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 4,114,305
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,114,305
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Radoff has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

H.	Group 42

(a)	As of the close of business on December 24, 2015, Group 42 directly held and beneficially owned 2,499,692 Shares.

Percentage: Approximately 4.28%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)	Group 42 has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

I.	Mr. Bell

(a)	Mr. Bell, by virtue of his positions with Group 42, may be deemed the beneficial owner of the 2,499,692 Shares owned by Group 42.

Percentage: Approximately 4.28%

CUSIP NO. 91851C201

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)	Mr. Bell has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

J.	Mr. Schechter

(a)	As of the close of business on December 24, 2015, Mr. Schechter directly owned 53,000 Shares, including 3,000 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 3,000
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 3,000

(c)	The transactions in the Shares by Mr. Schechter since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

K.	Mr. Keane

(a)	As of the close of business on December 24, 2015, Mr. Keane directly owned 11,613 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,613
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,613
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Keane since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

L.	Mr. Dickerson

(a)	As of the close of business on December 24, 2015, Mr. Dickerson did not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Dickerson has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 22, 2015, certain of the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement, dated December 22, 2015.

CUSIP NO. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 91851C201

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff, Individually and as attorney-in-fact for Pete J. Dickerson, Michael Keane and Joshua E. Schechter

Group 42, Inc.

By:	/s/ Paul A. Bell
	Name:	Paul A. Bell
	Title:	President and Chief Executive Officer

/s/ Paul A. Bell
Paul A. Bell

CUSIP NO. 91851C201

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

134,905	1.4991	12/23/2015
4,400	1.5500	12/24/2015

JOSHUA E. SCHECHTER

3,000*	1.4600	12/23/2015
8,178	1.4500	12/23/2015
900	1.4490	12/23/2015
100	1.4400	12/23/2015
1,500	1.4400	12/23/2015
1,100	1.4200	12/23/2015
38,222	1.4800	12/23/2015

MICHAEL KEANE

11,613**	0	12/22/2015

__________________________
* Represents a transaction by Mr. Schechter’s spouse.
** Grant of common stock directly from the Issuer as a result of Mr. Keane being appointed to the Board.